SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                     TO

COMMISSION FILE NUMBER 0-12345

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

STILLWATER MINING COMPANY

BARGAINING UNIT 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

STILLWATER MINING COMPANY
PO BOX 1330
536 EAST PIKE AVENUE
COLUMBUS, MT 59019

REQUIRED INFORMATION

1.	Financial statements filed as a part of this annual report: Stillwater Mining Company Bargaining Unit 401(k) Plan — Financial Statements and Schedules, December 31, 2003 and 2002 (With Report of Independent Registered Public Accounting Firm), including the Statements of Net Assets Available For Benefits as of December 31, 2003 and 2002, the Statement of Changes in Net Assets Available For Benefits for the years then ended, and Notes to Financial Statements for the years then ended, together with Supplemental Schedule of Schedule H, line 4i — Schedule of Assets (Held at End of Year) December 31, 2003.

2.	Exhibit filed as part of this annual report: Exhibit 23 — Consent of KPMG LLP, Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN

June 28, 2004	/s/ John R. Stark

Date	John R. Stark
Vice President, Human Resources, Corporate Counsel and Secretary

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

Financial Statements and Schedules

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

Report of KPMG LLP, Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits — December 31, 2003 and 2002
Statement of Changes in Net Assets Available for Benefits — Years Ended December 31, 2003 and 2002
Notes to Financial Statements
Schedule
Schedule H, line 4i – Schedule of Assets (Held at End of Year) – December 31, 2003	1
Consent of KPMG LLP

Report of Independent Registered Public Accounting Firm

To the Administrator of the
      Stillwater Mining Company Bargaining Unit 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Stillwater Mining Company Bargaining Unit 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Billings, Montana
May 18, 2004

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value (note 3):
Common stock	$8,003,103	1,794,435
Mutual funds	16,945,828	11,624,979
Money market account	2,521,166	2,580,910
Common/collective trust fund	1,704,239	1,309,408
Participant loans	2,245,731	1,692,456

Total investments	31,420,067	19,002,188
Receivables:
Employer contributions	288,153	289,704
Participant contributions and loan repayments	124,078	315,791

Total receivables	412,231	605,495

Net assets available for benefits	$31,832,298	19,607,683

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$7,610,383	(4,222,301)
Interest and dividends	210,809	232,597
Interest income on participant loans	154,236	115,452

Total investment income (loss)	7,975,428	(3,874,252)
Contributions:
Employer contributions:
Cash	—	181,110
Employer securities	2,610,523	2,626,216
Participant contributions	3,390,619	3,839,793
Participant rollovers	57,715	24,352

Total contributions	6,058,857	6,671,471
Deductions from net assets attributed to:
Distributions and withdrawals	1,601,664	1,173,902
Administrative expenses	111,309	101,081

Total deductions	1,712,973	1,274,983

Net increase before net transfers to other company plan	12,321,312	1,522,236
Net transfers to other company plan	(96,697)	(145,830)

Net increase	12,224,615	1,376,406
Net assets available for benefits:
Beginning of year	19,607,683	18,231,277

End of year	$31,832,298	19,607,683

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

On October 1, 1996, Stillwater Mining Company (the “Company”) established the Stillwater Mining Company Bargaining Unit 401(k) Plan (the “Plan”) for union employees. The following description of the Plan provides general information only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all union employees of the Company, as defined in the Plan Document, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees are eligible to participate in the Plan at the beginning of the month following the employee’s date of hire.

(b)	Plan and Trust Administration

The administration of the Plan is the responsibility of the Company. The assets of the Plan are maintained in a trust fund that is administered under a trust agreement with Smith Barney Corporate Trust Company (the “Trustee”).

(c)	Contributions

Each participant has the option to make pre-tax “elective deferral contributions” to the Plan of not less than 1% nor more than 20% of eligible compensation as defined by the Plan Document. The Company contributes an amount equal to 100% of each participant’s elective deferral contribution, up to 6% of the participant’s compensation for the contribution period. The matching Company contribution may be made in Company common stock. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.

The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions will be allocated to participants based on the ratio of each participant’s eligible compensation to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions during the year ended December 31, 2003.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s matching contribution, (b) Plan earnings and losses, and (c) discretionary contributions by the Company and are charged with an allocation of administrative expenses. Allocations of Plan earnings and losses are based on individual participant account balances in relation to the total of all participant account balances.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(e)	Vesting

Participants are at all times fully vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants become 100 percent cliff vested after three years of service.

(f)	Participant Loans

Participant loans shall not exceed the lesser of: (a) $50,000 reduced by the excess of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made; or (b) 50% of the participant’s vested balance. Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans. All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the term of the loan must be repaid over a reasonable period of time, not to exceed ten years. Interest rates on the participant loans outstanding at December 31, 2003 ranged from 6.0% to 10.0%.

(g)	Payment of Benefits

Upon termination, retirement or death, participants or their beneficiaries may elect to receive an amount equal to the vested value of his or her account in either a lump-sum amount or in installments determined by the participant or their beneficiary.

(h)	Forfeitures

Forfeitures of terminated participants’ non-vested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future employer matching contributions. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $93,185 and $169,400, respectively. During 2003 and 2002, $235,162 and $125,169, respectively, of employer matching contributions were forfeited by employees who terminated before those amounts became vested.

The amount of forfeitures used to pay administrative expenses in 2003 and 2002 totaled $102,646 and $79,182, respectively.

(i)	Plan to Plan Transfers

Net transfers to other company plan includes $96,697 of net transfers to the Stillwater Mining Company 401(k) Plan for the year ended December 31, 2003. The Stillwater Mining Company 401(k) Plan covers non-union employees of the Company (as defined by the Plan Document) and, therefore, transfers to and from this plan occur when the union membership status of employees changes.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

(d)	Investment Valuation and Income Recognition

Plan investments in mutual funds, the money market account and common stock are valued at fair value based on the market value or share price at the end of the year. Plan investments in common collective trust funds are valued based on the values of the underlying instruments at the end of the year. Participant loans are valued at principal amount. Purchases and sales of investments are recorded on the trade date. Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.

(e)	Expenses of the Plan

The Company may reimburse expenses incurred in the administration of the Plan at its discretion. Substantially all expenses are paid with forfeitures, although some expenses, including but not limited to audit fees, legal expenses and other administrative costs, are paid by the Company.

(f)	Payment of Benefits

Benefits are recorded when paid.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(3)	Investments

The following table presents the fair values of investments that represent 5 percent or more of the Plan’s net assets as determined by quoted market prices as of December 31:

	2003		2002
	Number of		Number of
	shares, units		shares, units
	or loans	Fair value	or loans	Fair value
Stillwater Mining Company Stock – Common Stock	834,692	$8,003,103	335,287	$1,794,435
Mutual Funds and Money Market Account:
Janus Twenty Fund	82,406	2,987,903	65,918	1,924,405
Dreyfus Premier Core Value Fund	107,340	2,953,268	92,900	2,011,403
Smith Barney Government Portfolio	2,521,166	2,521,166	2,580,910	2,580,910
Scudder International Fund	49,470	1,904,527	41,214	1,257,627
Royce Premier Fund	136,926	1,771,737	121,742	1,145,725

		12,138,601		8,920,070
Common/Collective Trust Fund:
MCM Stable Value Portfolio	126,065	1,704,239	100,727	1,309,408
Participant loans	396	2,245,731	305	1,692,456

		24,091,674		13,716,369

Other investments less than 5% of the Plan’s net assets		7,328,393		5,285,819

		$31,420,067		$19,002,188

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Common stock	$4,227,493	(1,652,563)
Mutual funds	3,324,766	(2,625,240)
Common/collective trust fund	58,124	55,502

	$7,610,383	(4,222,301)

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In addition, in the event of Plan termination, participants will be 100% vested in their accounts.

(5)	Related Party Transactions

Smith Barney Corporate Trust Company, the trustee as defined by the Plan, and CitiStreet Associates, LLC, the recordkeeper of the Plan, are subsidiaries of Citigroup Inc. Administrative fees paid by the Plan to CitiStreet Associates, LLC amounted to $111,309 and $101,081 for the years ended December 31, 2003 and 2002, respectively. Also, certain Plan investments are shares of mutual funds managed by subsidiaries of Citigroup Inc. These transactions qualify as allowable party-in-interest transactions.

The Company made matching contributions in Company common stock of $2,610,523 and $2,626,216 during the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the Plan held $8,003,103 and $1,794,435, respectively, of common stock.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 5, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Schedule 1

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2003

	(b) Identity of issue,	(c) Description of investment including
	borrower, lessor	maturity date, rate of interest, collateral,	(d) Number	(e) Current
(a)	or similar party	par or maturity value	of units	value
*	Loans	Interest rates ranging from 6.0% to 10%	396	$2,245,731

				2,245,731
	Janus Twenty Fund	Mutual Fund	82,406	2,987,903
	Dreyfus Premier Core Value Fund	Mutual Fund	107,340	2,953,268
*	Smith Barney Money Market Gov	Money Market Account	2,521,166	2,521,166
	Scudder International	Mutual Fund	49,470	1,904,527
	Royce Premier	Mutual Fund	136,926	1,771,737
	MCM Stable Value Portfolio	Common/Collective Trust Fund	126,065	1,704,239
	Dreyfus Emerging Markets	Mutual Fund	69,577	1,173,697
	Dreyfus Founders Discovery	Mutual Fund	36,481	949,661
	Janus Fund	Mutual Fund	32,476	762,204
	Dreyfus Appreciation	Mutual Fund	20,176	749,781
	Barron Asset	Mutual Fund	14,909	655,811
	Janus Enterprise	Mutual Fund	19,308	601,824
	Strong Government Securities	Mutual Fund	51,642	562,106
*	CITI S&P500 Index Shares	Mutual Fund	41,594	470,694
	CS Glob Fix-Inc	Mutual Fund	34,073	344,420
	American Cent-Inc. & Growth Inv.	Mutual Fund	12,294	340,531
	Wasatch Ultra Growth Fund	Mutual Fund	9,398	264,747
	ING GNMA Income Fund	Mutual Fund	25,247	222,935
	Loomis Bond Fund Insurance	Mutual Fund	10,651	141,867
	T Rowe Price High Yield	Mutual Fund	12,516	88,115

				21,171,233
*	Stillwater Mining Company	Common Stock	834,692	8,003,103

				8,003,103
				$31,420,067

*	Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

STILLWATER MINING COMPANY
BARGAINING UNIT 401(K) PLAN

EXHIBIT INDEX

Exhibit	Document
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.